UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

The audit committee (the “Audit Committee”) of the board of directors (the “Board”) of GCL Global Holdings Ltd (the “Company”) conducted a review process to consider the selection of the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements as of and for the fiscal year ending March 31, 2026 to be filed with the U.S. Securities and Exchange Commission (“SEC”).

On March 24, 2026, the Board of the Company dismissed Marcum Asia CPAs LLP (“Marcum Asia”) and approved the appointment of Ernst & Young LLP, located in Singapore (“EY SG”) as the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements to be filed with the SEC. The change of the Company’s independent registered public accounting firm was and made after a review process conducted by Audit Committee.

Marcum Asia’s audit reports on the Company’s consolidated financial statements for the years ended March 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles as defined in Item 16F(a)(1)(ii)of Form 20-F. During the two most recent fiscal years and through the subsequent interim period preceding the dismissal, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) lack of accounting staff and resources with appropriate knowledge of GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex technical accounting issue in accordance with GAAP and the SEC requirements., and (ii) lack of information technology general controls in the areas of IT policies and procedures, user provisioning and termination, privileged access and service organization monitoring who are responsible for change management over certain core business system and accounting system. There were no disputes or disagreements between the Company and Marcum Asia during the time it was the Company’s independent registered public accounting firm through the date of dismissal.

The Company has provided Marcum Asia with a copy of the foregoing disclosure and has requested that Marcum Asia review such disclosure and provide a letter addressed to the SEC as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 16.1 is a copy of Marcum Asia’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with EY SG regarding any of the following: (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements; (2) the type of audit opinion that might be rendered on the Company’s consolidated financial statements by EY SG, in either case where written or oral advice provided by EY SG would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or (3) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein ) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

Exhibits

16.1	Letter from Marcum Asia CPAs LLP, dated March 26, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: March 30, 2026

GCL Global Holdings Ltd

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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